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                                                             Exhibit 99.6

                            [HEALTH CARE REIT LOGO]


F O R    I M M E D I A T E    R E L E A S E

                                  PRESS RELEASE

                                               January 21, 1997
                                               For more information contact:
                                               Erin Ibele      (419) 247-2800
                                               Ed Lange        (419) 247-2800

                             HEALTH CARE REIT, INC.
                             NAMES RAYMOND W. BRAUN
                             CHIEF OPERATING OFFICER

Toledo, Ohio, January 21, 1997....HEALTH CARE REIT, INC. (NYSE/HCN) announced today that Raymond W. Braun, vice president of the company, has been appointed chief operating officer of the company.

Braun, 39, joined the company in 1993 as vice president and assistant general counsel. Prior to his positions with the company, Braun was a partner with the law firm of Shumaker, Loop & Kendrick, Toledo, Ohio. Braun earned a Bachelor of Science degree from Bowling Green State University in 1980, and a law degree from the University of Pennsylvania Law School in 1983.

George L. Chapman, chairman and chief executive officer of the company, stated, "the company is pleased to announce the appointment of Ray Braun to the position of chief operating officer in recognition of his outstanding performance as a member of the management team. I am confident of Ray's continuing superior leadership of the company's marketing, underwriting, and monitoring activities."

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. At December 31, 1996, the company had investments in 137 health care facilities in 28 states and had total assets of approximately $520 million.